December 30, 2019

VIA EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Northern Lights Fund Trust Proxy, File No. 811-21720

Dear Mr. Oh:

On December 18, 2019, Northern Lights Fund Trust (the "Registrant") filed a preliminary proxy statement on Schedule 14A (the "Proxy") for the purpose of soliciting shareholder approval of a new investment advisory agreement between the Trust and Ladenburg Thalmann Asset Management, Inc. (“LTAM” or the “Adviser”), on behalf of the Ladenburg Income Fund, Ladenburg Income & Growth Fund, Ladenburg Growth & Income Fund, Ladenburg Growth Fund and Ladenburg Aggressive Growth Fund (each a “Fund” and collectively the “Funds”). In a telephone conversation on December 27, 2019, you provided comments on the Proxy to Krisztina Nadasdy of Thompson Hine LLP. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

Comment 1. Please confirm the accuracy of, or update, all pertinent dates found on the Notice of Special Meeting to Shareholders.

Response. The meeting date, record date and approximate mailing date have been updated. Please see attached redlined definitive proxy statement.

INTRODUCTION

Comment 2. Please confirm the accuracy of, or update, all pertinent dates found in the Introduction to the Proxy Statement.

Response. Please see response to Comment #1 above.

Comment 3. Please revise the table that lists the proposals, and/or the ballot card, so that instead of one proposal, there are five separate proposals, one for each Fund.

Response. The Registrant respectfully declines to revise the existing proposal disclosure.

PROPOSAL I

Comment 4. Please update the date of the announcement of the merger agreement to November 11, 2019.

Response. The requested revision has been made.

Comment 5. With respect to the following sentence: “In connection with the Transaction, shareholders of Ladenburg Thalmann Financial Services, Inc. will receive $3.50 for each share they own.” Please disclose and clarify why shareholders are receiving this specific amount and what it is for.

Response. The disclosure has been revised as follows:

In connection with the Transaction, shareholders of Ladenburg Thalmann Financial Services, Inc. will receive $3.50 for each share of Ladenburg Thalmann Financial Services, Inc. they own.

Comment 6. In the last paragraph under the sub-heading “Background” remove reference to the Board approving a sub-advisory agreement.

Response. The requested revision has been made.

Comment 7. In the first paragraph under the sub-heading “The Advisory Agreement” please reiterate that the New Agreement and Interim Agreement will be identical in all material respects to the Current Agreement, except that the date of execution, effectiveness and expiration are changed.

Response. The requested revision has been made.

Comment 8. In the paragraph regarding the expense limitation agreement, under the sub-heading “The Advisory Agreement,” please note in the beginning of the paragraph and not at the end that the new expense limitation agreement will have identical terms to the current one.

Response. The Registrant respectfully declines to revise the existing proposal disclosure.

Comment 9. Please include a discussion of and address the expense limitation with respect to the Interim Agreement.

Response. The following disclosure has been added:

In the event that the Interim Agreement becomes effective, the current expense limitation agreement will continue in place for the term of the Interim Agreement.

Comment 10. In the following paragraph under the sub-heading “The Advisory Agreement,” clarify that the Proxy is seeking approval of the New Agreement for each Fund independently, rather than all together:

Subject to shareholder approval, the Trust will enter into the New Agreement with LTAM. If the New Agreement with LTAM is not approved by shareholders with respect to a particular Fund or Funds, the Board and LTAM will consider other options, including a new or modified request for shareholder approval of the New Agreement.

Response. The disclosure has been revised as follows:

Subject to each Fund’s shareholder approval, the Trust will enter into the New Agreement with LTAM on behalf of each Fund.

Comment 11. Under the sub-heading “Information Concerning LTAM” please define “LTFS” at its first use.

Response. The requested revision has been made.

Comment 12. Under the sub-heading “Evaluation by the Board of Trustees,” please disclose and discuss any adverse factors that were considered by the Board during its deliberations with respect to approval of the New Agreement.

Response. The existing disclosure reflects all factors considered by the Board of Trustees in its approval of the New Agreement.

Comment 13. With respect to the Board deliberations regarding fees and expenses, please disclose, as applicable, if the investment adviser acts as adviser to any other funds having similar investment objectives and identify and state the size of such other fund and the rate of the investment adviser's compensation. Also indicate for any fund identified whether the investment adviser has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response. The adviser does not advise any other registered investment companies that are similar to the Funds.

Comment 14. In the “Conclusion” section of the Board deliberations, replace “interim advisory agreement” and “advisory agreement” with “Interim Agreement” and “New Agreement.”

Response. The requested revision has been made.

OTHER INFORMATION

Comment 15. Under the sub-heading “The Proxy” please address untimely and late proxies and how those are voted.

Response. The following disclosure has been added:

A proxy not received in a timely fashion will not count for the purposes of the proposal.

Comment 16. Under the sub-heading “The Proxy” delete the reference to a proposal regarding accrued but unpaid advisory fees to LTAM.

Response. The requested revision has been made.

Comment 17. Remove references to “Proposal II” throughout the section.

Response. The requested revision has been made.

Comment 18. Please replace this sentence: “PLEASE DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED REPLY ENVELOPE, FAX YOUR PROXY CARD TO THE NUMBER LISTED ON YOUR PROXY CARD” with the following:

“To assure your representation at the meeting, please complete the enclosed proxy and return it promptly in the accompanying envelope, by calling the number listed on your proxy card, by faxing it to the number listed on your proxy card, or via internet as indicated in the voting instruction materials whether or not you expect to be present at the meeting. If you attend the meeting, you may revoke your proxy and vote your shares in person.”

Response. The requested revision has been made.

Comment 19. Please update the ballot card as requested in Comment 3.

Response. The requested revision has been made.

If you have any questions, please call Krisztina Nadasdy at (614) 469-3243 or Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla